Exhibit 99.1

Webull Reports Second Quarter 2026 Financial Results

Webull reports another strong quarter of growth, marked by record trading volumes, increased customer assets, and strong net deposits. Webull continues to invest in strategic priorities, including enhanced offerings for its active traders, international expansion, and building its institutional business.

ST. PETERSBURG, Fla., August 19, 2026 /PRNewswire/ – Webull Corporation (NASDAQ: BULL) (“Webull” or the “Company”) today announced financial and operating results for the second quarter ended June 30, 2026.

“I’m proud to report a record second quarter for Webull, highlighted by our successful implementation of updated active trader functionality following the June 4 elimination of the Pattern Day Trader Rule,” said Anthony Denier, Group President and U.S. CEO. “Webull’s advanced technology platform enabled eligible customers to fully leverage the new trading environment from day one, contributing to record trading volumes and strong customer engagement. We also made significant progress in executing on our 2026 roadmap, including expanding our AI capabilities with the launch of Vega Analyst, extending our global footprint, and scaling our institutional business. We believe these investments are strengthening Webull’s position as a leading platform for active traders seeking access to investment opportunities across global markets and asset classes.”

“Q2 was the best quarter in Webull’s history, with record revenue of $198.8 million, up 51% year-over-year and 24% sequentially,” said H.C. Wang, Chief Financial Officer of Webull. “Adjusted operating profit reached $62.6 million, representing a 31.5% operating margin, while adjusted net income was $43.2 million. These results demonstrate the operating leverage inherent in our platform and the potential for further margin expansion.”

Second Quarter Results

Financial Results

●	Total revenues increased 51% year-over-year to $198.8 million.

●	Trading-related revenue increased 66% year-over-year to $147.7 million.

●	Total operating expenses increased 13% year-over-year, primarily driven by higher brokerage and transaction costs associated with rapid growth in trading volumes as well as product expansion, offset by lower share-based compensation expense.

●	Adjusted operating expenses increased 26% year-over-year to $136.2 million.

●	Income before income taxes totaled $34.7 million for the quarter, compared to a loss before taxes of $21.4 million for the prior year comparative quarter. The increase of $56.1 million in income was primarily due to total revenues growing 51%, which outpaced the 13% increase in total operating expenses.

●	Adjusted operating profit totaled $62.6 million for the quarter, compared to $23.3 million for the prior year comparative quarter.

●	Adjusted operating profit per share – basic and diluted was $0.12, compared with a basic and diluted adjusted operating profit per share of $0.05 in the prior year comparative quarter.

●	Net income attributable to the Company was $24.4 million for the quarter, compared to a net loss of $28.3 million for the prior year comparative quarter.

●	Adjusted net income increased to $43.2 million for the quarter, compared to $15.4 million for the prior year comparative quarter.

●	Net income per ordinary share – basic and diluted was $0.05 and $0.04 per share, respectively, compared to basic and diluted loss per ordinary share of $1.20 per share for the prior year comparative quarter.

●	Share Repurchase Program – During the quarter, the Company repurchased and cancelled 1,820,788 Class A ordinary shares at an average repurchase price of $6.03.

Operating Results

●	Customer assets (AUM) totaled $28.5 billion, representing 79% year-over-year growth, driven by net deposits which grew 7% year-over-year.

●	Registered users increased 13% year-over-year to 28.2 million users.

●	Funded accounts increased to 5.13 million, representing 8% year-over-year growth.

●	Equity notional volume grew to $279 billion, representing a 73% year-over-year increase and an increase of 7% from the previous quarter.

●	Options contracts volume grew to 213 million, a 68% year-over-year increase and an increase of 34% from the previous quarter.

●	DARTs increased to 1.6 million, representing 62% year-over-year growth.

Company Highlights

●	Successfully implemented updated active trader functionality for all eligible customers following the elimination of the Pattern Day Trader Rule, contributing to record quarterly trading volumes.

●	Vega AI added approximately 160,000 new users during the quarter, bringing total active users to approximately 480,000.

●	Expanded Model Context Protocol (“MCP”) to support natural-language research, tool-building and trade execution through leading AI models.

●	Introduced paper trading capabilities to achieve parity with live trading across asset classes, providing users with the ability to test and refine trading strategies.

●	Continued international expansion with the launch of Webull in Spain, Argentina, and Colombia. Webull is now licensed across 35 markets globally and operates trading activities in 18 markets.

●	International funded accounts grew to approximately 810,000.

●	Announced the acquisition of Pi Securities in Thailand, expanding Webull’s presence in Asia-Pacific where customer assets now exceed $5 billion.

●	Expanded Webull’s B2B offering with access to futures and prediction markets, and partnered with Monark Markets to provide accredited investors access to late-stage private companies through special purpose vehicles.

Conference Call Information

Webull will host a conference call to discuss its results at 5:00 p.m. E.T. today, August 19, 2026. The conference call can be accessed at https://event.choruscall.com/mediaframe/webcast.html?webcastid=y93ulpXT or participants may dial 1-844-744-1431 (U.S.) or 1-412-564-6518 (international).

Following the call, a replay and transcript will be available on the Company’s website at www.webullcorp.com/investor-relations, as well as the earnings press release and accompanying slide presentation.

About Webull Corporation

Webull Corporation (NASDAQ: BULL) owns and operates Webull, a leading digital investment platform built on next-generation global infrastructure and AI technologies. Through its global network of licensed brokerages, Webull offers investment services in 18 markets across North America, Asia Pacific, Europe, Africa, and Latin America. Webull serves more than 28 million registered users globally, providing retail and institutional investors with 24/7 access to global financial markets. Users can put investment strategies to work by trading global stocks, ETFs, options, futures, fractional shares, and digital assets through Webull’s trading platform, which seamlessly integrates market data and information, its user community, and investor education resources. Learn more at www.webullcorp.com. You may also access certain information on Webull and its securities on the website of the U.S. Securities and Exchange Commission (the “SEC”) at http://www.sec.gov, where Webull will, among others, be filing reports, such as Reports on Form 6-K and its Annual Report on Form 20-F.

Contacts

For Investors

ir@webullcorp.com

For Media
5W Public Relations

Nicholas Koulermos
Webull@5wpr.com
(212) 999-5585

Use of Non-GAAP Financial Measures

We use adjusted operating profit, adjusted operating profit per share, adjusted net income, and adjusted operating expenses, all of which are non-GAAP financial measures, to evaluate our operating results and for financial and operational decision-making purposes. Adjusted operating profit represents income from continuing operations, before income taxes, excluding share-based compensation expenses, one-time transactions, and other expense (income), net. Adjusted operating profit per share represents adjusted operating profit divided by our weighted average shares outstanding on a basic and diluted basis. Adjusted net income represents net income attributable to the Company, excluding share-based compensation expenses, foreign currency transaction gains and losses, and one-time transactions. Adjusted operating expenses represent total operating expenses, excluding share-based compensation expenses and one-time transactions.

We believe that adjusted operating profit, adjusted operating profit per share, adjusted net income, and adjusted operating expenses help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in income before income taxes, net income, and total operating expenses. We believe that adjusted operating profit, adjusted net income, and adjusted operating expenses provide useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted operating profit, adjusted operating profit per share, adjusted net income, and adjusted operating expenses should not be considered in isolation or construed as an alternative to income before income taxes, earnings per share, net income attributable to the Company, and total operating expenses or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted operating profit, adjusted operating profit per share, adjusted net income, and adjusted operating expenses presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Quarterly Reconciliations of Non-GAAP and GAAP Financial Measures” set forth at the end of this press release.

Definitions

“Customer assets” refer to the sum of the fair value of all equities, ETFs, options, warrants, futures, digital assets and cash held by customers in their Webull brokerage accounts, net of customer margin balances, as of the record date. While customer assets are significantly impacted by mark-to-market valuations of customers’ investments and digital holdings, we consider customer assets an important metric as growth in customer assets generally leads to an increase in trading volumes and revenue.

“DARTs” refer to daily average revenue trades, which is the number of customer trades executed during a given period divided by the number of trading days in that period. DARTs provide us information on how active our customers trade. A limitation of this metric is that it does not capture the size of the trade and revenue per trade varies significantly depending on size and type of trades.

“Equity notional volume” refers to the aggregate dollar value (purchase price or sale price as applicable) of trades executed over a specified period of time. Equity notional volume directly drives our equities trading revenue, as we earn payment for order flow or commissions for customers’ equities trades based on a percentage of notional value. However, equity notional volume is highly sensitive to market conditions in the short-term which makes predicting our equity trading revenue with precision difficult.

“Funded accounts” refer to Webull brokerage accounts into which the customer has made an initial deposit or money transfer, of any amount, whose account balance (which is measured as the fair value of assets in the customer’s account less the amount due from the customer) has not dropped to or below zero for 45 consecutive calendar days as of the record date. Funded accounts reflect unique customers, and multiple funded accounts by a single customer are counted as one funded account. Growth in our funded accounts provides insight as to the effectiveness of our marketing efforts and our ability to acquire monetizable customers. Funded accounts are positively correlated with, but are not determinative, of customer assets, trading volumes, and revenue.

“Options contracts volume” refers to the total number of options contracts bought or sold over a specified period of time. Options contracts volume directly drives our options trading revenue, as we earn payment for order flow or commissions for customers’ options trades on a per contract basis. However, options contracts volume is highly sensitive to market conditions in the short-term, which makes predicting our options trading revenue with precision difficult.

“Registered users” refer to those users who have registered on our platform but not necessarily have opened a brokerage account with one of our licensed broker-dealers. Growth in our registered users provides insight as to the popularity of the Webull App. While we do not generate revenue from registered users who do not have brokerage accounts with us, registering an account on the Webull App is the first step toward opening and funding a brokerage account with us.

Webull Corporation
Condensed Consolidated Statements of Financial Position

	June 30, 2026	December 31, 2025
	(Unaudited)
Assets
Cash and cash equivalents	$701,621,304	$653,188,906
Cash and cash equivalents segregated under federal and foreign requirements	1,224,069,199	1,537,119,275
Receivables from brokers, dealers, and clearing organizations	701,369,826	562,961,145
Receivables from customers, net	1,011,784,680	708,785,550
Prepaid expenses and other current assets	60,814,415	50,208,272
Customer-held fractional shares	223,802,727	172,309,953
Total current assets	3,923,462,151	3,684,573,101

Right-of-use assets	64,014,634	64,357,655
Property and equipment, net	41,473,511	35,894,855
Intangible assets, net	54,269,690	55,434,567
Goodwill	25,066,700	30,264,138
Deferred tax assets	3,450,909	9,346,987
Other non-current assets	1,000,000	1,000,000
Total non-current assets	189,275,444	196,298,202
Total assets	$4,112,737,595	$3,880,871,303
Liabilities and shareholders’ equity
Payables due to customers	$2,877,895,236	$2,667,837,626
Payables due to brokers, dealers, and clearing organizations	1,632,515	3,481,115
Lease liabilities - current portion	3,497,320	3,611,195
Accounts payable and other accrued expenses	97,610,615	102,183,377
Revolving credit facility	17,611,040	–
Unsecured promissory notes	50,000,000	–
Total current liabilities	3,048,246,726	2,777,113,313

Lease liabilities - non-current portion	7,624,608	8,911,821
Unsecured promissory notes	–	65,000,000
Deferred tax liabilities	13,193,834	13,366,222
Total non-current liabilities	20,818,442	87,278,043
Total liabilities	3,069,065,168	2,864,391,356

Commitments and Contingencies	–	–

Shareholders’ equity
Class A ordinary shares ($0.00001 par value; 4,000,000,000 shares authorized, 446,769,891 and 445,905,406 shares issued and outstanding as of June 30, 2026, respectively; and 440,715,769 and 439,591,284 shares issued and outstanding as of December 31, 2025, respectively)	4,459	4,396
Class B ordinary shares ($0.00001 par value, 1,000,000,000 shares authorized, 83,859,005 shares issued and outstanding as of June 30, 2026 and December 31, 2025)	839	839
Treasury shares (864,485 and 1,124,485 shares as of June 30, 2026 and December 31, 2025, respectively)	–	–
Additional paid in capital	3,207,257,664	3,192,952,827
Accumulated deficit	(2,175,548,251)	(2,178,189,845)
Accumulated other comprehensive income	11,817,455	1,524,496
Total shareholders’ equity	1,043,532,166	1,016,292,713
Noncontrolling interest	140,261	187,234
Total equity	1,043,672,427	1,016,479,947
Total liabilities and total equity	$4,112,737,595	$3,880,871,303

Webull Corporation
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
Revenues
Equity and option order flow rebates	$112,961,852	$68,688,838	$197,354,691	$132,800,020
Interest related income	42,752,379	36,286,533	82,802,757	67,426,597
Handling charge income	34,780,092	20,105,503	61,192,834	37,652,513
Other revenues	8,336,757	6,412,476	17,408,814	10,983,055
Total revenues	198,831,080	131,493,350	358,759,096	248,862,185
Operating expenses
Brokerage and transaction	44,348,662	34,800,716	82,741,802	58,046,172
Technology and development	22,157,376	19,140,449	46,018,198	36,065,341
Marketing and branding	35,046,209	30,300,834	84,457,375	53,291,872
General and administrative	51,823,929	50,976,724	102,465,372	84,597,444
Total operating expenses	153,376,176	135,218,723	315,682,747	232,000,829
Other expense, net	10,768,430	17,659,796	21,200,591	18,749,213
Income (loss) before income taxes	34,686,474	(21,385,169)	21,875,758	(1,887,857)
Provision for income taxes	10,343,085	6,999,777	19,270,241	13,558,002
Net income (loss)	24,343,389	(28,384,946)	2,605,517	(15,445,859)
Less net loss attributable to noncontrolling interest	(20,935)	(110,919)	(36,077)	(257,639)
Net income (loss) attributable to the Company	24,364,324	(28,274,027)	2,641,594	(15,188,220)
Preferred shares redemption value accretion	–	–	–	(21,702,737)
Fair value of ordinary shares issued to preferred shareholders	–	(513,080,828)	–	(513,080,828)
Fair value of ordinary share warrants issued to preferred shareholders	–	(15,600,000)	–	(15,600,000)
Excess carrying value of preferred shares repurchased	–	38,093,537	–	38,093,537
Net income (loss) attributable to ordinary shareholders	$24,364,324	$(518,861,318)	$2,641,594	$(527,478,248)

Net income (loss) per share attributable to ordinary shareholders
Basic	$0.05	$(1.20)	$0.00	$(1.84)
Diluted	$0.04	$(1.20)	$0.00	$(1.84)
Weighted-average shares outstanding
Basic	530,642,516	431,390,035	528,397,409	286,155,488
Diluted	542,622,870	431,390,035	543,513,592	286,155,488

Net income (loss)	$24,343,389	$(28,384,946)	$2,605,517	$(15,445,859)
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustment	4,603,428	9,212,371	10,282,063	10,954,020
Other comprehensive income	4,603,428	9,212,371	10,282,063	10,954,020
Comprehensive income (loss)	28,946,817	(19,172,575)	12,887,580	(4,491,839)
Less comprehensive loss attributable to noncontrolling interest	(20,935)	(110,919)	(36,077)	(257,639)
Less foreign currency translation adjustment attributable to noncontrolling interest	(6,894)	12,414	(10,896)	(15,713)
Preferred shares redemption value accretion	–	–	–	(21,702,737)
Fair value of ordinary shares issued to preferred shareholders	–	(513,080,828)	–	(513,080,828)
Fair value of ordinary share warrants issued to preferred shareholders	–	(15,600,000)	–	(15,600,000)
Excess carrying value of preferred shares repurchased	–	38,093,537	–	38,093,537
Comprehensive income (loss) attributable to ordinary shareholders	$28,974,646	$(509,661,361)	$12,934,553	$(516,508,515)

Webull Corporation
Unaudited Quarterly Reconciliation of Non-GAAP and GAAP Financial Measures

Adjusted Operating Expenses Reconciliation

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2026	2025	2026
Total operating expenses (GAAP)	$135,218,723	$153,376,176	$232,000,829	$315,682,747
Less: Share-based compensation	26,969,402	17,135,196	35,038,447	34,336,772
Adjusted operating expenses (Non-GAAP)	$108,249,321	$136,240,980	$196,962,382	$281,345,975

Adjusted Operating Profit Reconciliation

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2026	2025	2026
Income (loss) before income taxes	$(21,385,169)	$34,686,474	$(1,887,857)	$21,875,758
Add: Other expense (income), net	17,659,796	10,768,430	18,749,213	21,200,591
Add: Share-based compensation	26,969,402	17,135,196	35,038,447	34,336,772
Adjusted operating profit (Non-GAAP)	$23,244,029	$62,590,100	$51,899,803	$77,413,121

Adjusted operating profit per share (Non-GAAP) - basic	$0.05	$0.12	$0.18	$0.15
Adjusted operating profit per share (Non-GAAP) - diluted	$0.05	$0.12	$0.16	$0.14
Weighted-average shares outstanding - basic	431,390,035	530,642,516	286,155,488	528,397,409
Weighted-average shares outstanding - diluted	473,431,087	542,622,870	325,521,525	543,513,592

Adjusted Net Income Reconciliation

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2026	2025	2026
Net income (loss) attributable to the Company (GAAP)	$(28,274,027)	$24,364,324	$(15,188,220)	$2,641,594
Add: Share-based compensation	26,969,402	17,135,196	35,038,447	34,336,772
Add: Deferred tax impact of officer stock compensation and other items	–	(2,192,461)	–	5,845,761
Add: Foreign currency transaction losses (gains)	5,740,232	3,854,895	5,843,939	9,573,592
Add: Equity Offering Costs	10,976,693	–	10,976,693	–
Adjusted net income (Non-GAAP)	$15,412,300	$43,161,954	$36,670,859	$52,397,719

Contra Revenue Impact

Most of our platform users are not considered customers under ASC 606, Revenues from Contracts with Customers (“ASC 606”), and promotional payments made to these platform users are accounted for as a marketing and branding expense. Conversely, for our platform users who have been determined to be customers under ASC 606, we account for these promotional payments as a reduction in revenue (i.e., “contra revenue”). The following presents how contra revenue impacted our revenues.

Quarterly Impact:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2026	2025	2026
Contra revenue impact on:
Option handling fees	$(1,440,872)	$(4,196,056)	$(1,559,413)	$(8,189,029)
Platform and trading fees	(3,219,590)	(7,670,054)	(5,925,705)	(16,355,583)
Other income	(427,442)	(549,824)	(427,442)	(1,516,700)
Total contra revenue	$(5,087,904)	$(12,415,934)	$(7,912,560)	$(26,061,312)

Statement Regarding Unaudited Financial and Operational Information

The unaudited financial and operational information included in this press release is subject to potential adjustments and is based on the information available to management at this time. Potential adjustments to operational and consolidated financial information may be identified from work performed during Webull’s preparation of financial statements subsequent hereto or its year-end audit. Information may also be presented differently from the information included herein in the future. This could result in significant differences from the unaudited or other historical operational and financial information included herein.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release or other statements of the Company made in connection herewith, including, for instance, statements as to business strategy and plans, future results of operations and financial position, planned products and services, objectives of management for future operations or strategies of the Company, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “predict,” “potential,” “seek,” “future,” “propose,” “continue,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology.

All forward-looking statements are based upon current estimates and forecasts and reflect the reasonable views, assumptions, expectations, and opinions of the Company and its management as of the date of this press release, and are therefore subject to a number of factors, risks and uncertainties, some of which are not currently known to the Company and its management and could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Some of these factors include, but are not limited to: (1) the ability of the Company to grow and manage growth profitably, maintain relationships and deepen engagement with users, customers and suppliers, and retain its management and key employees; (2) the reliance of key functions of the Company’s business on third-parties and the risk that the Company’s platform and systems rely on software and applications that are highly technical and may contain undetected errors that could result in unexpected network interruptions, failures, security breaches, or computer virus attacks; (3) the risks associated with the Company’s global operations and continued global expansion, including, but not limited to, the risks related to complex or constantly evolving political or regulatory environments that may result in substantial costs or require adverse changes to the Company’s business practices; (4) the Company’s estimates of expenses and costs, of profitability or of other operational and financial metrics as well as the Company’s expectations regarding demand for and market acceptance of its products and service; (5) the Company’s reliance on trading related income, including payment for order flow (“PFOF”), and the risk of new regulation or bans on PFOF and similar practices; (6) the Company’s exposure to fluctuations in interest rates, rapidly changing interest rate environments, volatile prices of securities and digital assets and their respective trading volumes; (7) the Company’s reliance on a limited number of market makers and liquidity providers to generate a large portion of its revenues, and the negative impact of the loss of any of those market makers or liquidity providers; (8) the effects of competition in the Company’s industry and the Company’s need to constantly innovate and invest in new markets, products, technologies or services to retain, attract and deepen engagement with users; (9) changes in international trade policies and trade disputes that could result in tariffs, taxes or other protectionist measures adversely affecting our business; (10) risks related to general political, economic and business conditions globally and in jurisdictions where the Company operates; (11) risk of further actions taken by various government bodies in the United States that have made the Company the subject of inquiries and investigations relating to concerns about our connections to China; (12) the risk that the failure to protect customer data and privacy or to prevent security breaches relating to the Company’s platform could result in economic loss, damage to its reputation, deter customers from using its products and services, and expose it to legal penalties and liability; (13) the risks associated with incorporating artificial intelligence technologies into certain of our products and processes, including potential regulatory, operational, reputational, or compliance challenges; (14) risks related to the Company’s need as a regulated financial services company to develop and maintain effective compliance and risk management infrastructures as well as to maintain capital levels required by regulators and self-regulatory organizations; (15) the ability to meet, or continue to meet, stock exchange listing standards; (16) the possibility of adverse developments in pending or new litigation and regulatory investigations; (17) risks relating to our offering of event contracts or prediction market products in the United States, including potential changes in regulatory interpretations or enforcement priorities; (18) risks related to significant disruptions in the cryptocurrency market that negatively impacts user engagement with cryptocurrency trading on our platform; (19) political, regulatory or economic changes that affect cryptocurrencies, including changes in the governance of a cryptocurrency; (20) risks related to the offer and resale of our securities, such as dilution from the issuance of additional Class A ordinary shares upon the exercise of warrants, and increased volatility, or significant declines, in the price of our securities based on increased trading activity and the perception that sales of our securities may occur; (21) risks relating to the Company’s share repurchase program under which the Company may repurchase up to $100 million of its Class A ordinary shares, including that the program may be suspended, modified or discontinued at any time, and that the actual amount, timing and manner of any repurchases will depend on market conditions, share price, applicable legal requirements, contractual restrictions and other factors; and (22) other risks and uncertainties that are more fully described in filings made, or to be made, by the Company with the SEC, including in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s filings with the SEC, such as the Company’s Annual Report on Form 20-F filed with the SEC on April 9, 2026. The foregoing list of factors is not exhaustive. Reported results should not be considered an indication of future performance. There may be additional risks that the Company and its management presently do not know about or that the Company and its management currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In light of these factors, risks and uncertainties, the forward-looking events and circumstances discussed in this press release may not occur, and any estimates, assumptions, expectations, forecasts, views or opinions set forth in this press release should be regarded as preliminary and for illustrative purposes only and accordingly, undue reliance should not be placed upon the forward-looking statements. The Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.